UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 17, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                       Form 40-F  ☐

This Form 6-K consists of the Review 2009, Invitation to the annual general meeting of UBS AG, the instruction letters to shareholders and proxy cards that appear immediately following this page and that have been sent to UBS AG shareholders in connection with the Annual General Meeting of UBS AG to be held on April 14, 2010.

review
2009

This booklet provides key information on
UBS’s strategy and financial results

Contents

1	Letter to shareholders
6	Strategy and development
8	Financial performance
10	Wealth Management & Swiss Bank
12	Wealth Management Americas
14	Global Asset Management
16	Investment Bank
18	Risk management and control
19	Corporate governance
20	Board of Directors
22	Group Executive Board
24	Further information

Contacts
Switchboards
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Hong Kong +852-2971 8888
Investor Relations
sh-investorrelations@ubs. com
Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Media Relations
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Hong Kong +852-2971 8200
Shareholder Services
Hotline +41-44-235 6202
UBS AG
Shareholder Services
P.O. Box
CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
US Transfer Agent
Calls from the US +866-541 9689
Calls outside the US +1-201-680 6578
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310, USA
sh-relations@melloninvestor.com

Dear shareholders,
At our Annual General Meeting in April 2009, we laid out our priorities for the bank: strengthening our capital base, reducing risk and costs and returning UBS to profitability. By the end of 2009 we delivered on each of these objectives and, importantly, we reported a net profit in the fourth quarter. In November 2009, we set out a clear strategic direction and redefined what UBS stands for. The achievements of 2009 and our renewed strategic focus have created a firm basis on which to build a stronger, more profitable UBS and to regain your trust.
The net loss attributable to UBS shareholders for 2009 was CHF 2.7 billion, a considerable reduction from the CHF 21.3 billion loss recorded in the prior year. This improvement was due to much lower losses on residual risk positions in the Investment Bank and reduced operating expenses for the Group. The result for 2009 included a number of significant items, namely an own credit loss of CHF 2.0 billion which occurred as a result of the markets’ perception of our improved creditworthiness, charges relating to the sale of UBS Pactual of CHF 1.4 billion, restructuring charges of CHF 0.8 billion, and a CHF 0.3 billion gain on the mandatory convertible notes converted in August 2009. Excluding these significant items, the underlying pre-tax result for the year was a profit of CHF 1.4 billion. The Group’s net profit attributable to shareholders for the fourth quarter was CHF 1.2 billion, including a positive contribution from each of our business divisions.
The global economy experienced one of its most difficult years in 2009, with the financial crisis evolving into one of the worst post-war recessions. Governments and central banks took further action to stabilize markets and stimulate the economy, helping to restore investor confidence worldwide. As the economic outlook gradually improved, stock prices began to recover, starting at the end of the first quarter of 2009 and continuing into the second half of 2009.

At the end of 2009 our invested asset base was CHF 2,233 billion, broadly in line with the figure for year-end 2008. This result reflects the strong investment performance we delivered to our clients across our three asset-gathering business divisions, which more than offset unacceptably high outflows. However, the Group’s average invested asset base for the year was down significantly, and this was the primary driver of reduced profits in these businesses. In Wealth Management & Swiss Bank, average invested assets were 20% below the 2008 average and, together with interest margin pressure and lower client activity, led to a 25% decline in revenues. Although this was partly offset by over CHF 1.5 billion of cost reductions, profits for 2009 fell by 35% to CHF 3.9 billion compared with 2008. Global Asset Management reported a profit of CHF 438 million in 2009, 67% lower than in 2008 due to lower revenues on a lower average invested asset base and a CHF 191 million net goodwill impairment charge associated with the sale of UBS Pactual. Wealth Management Americas revenues fell 12% in the year, compared with an 11% decline in average invested assets. The pre-tax profit for 2009 was CHF 32 million.
In our Investment Bank, the pre-tax result for 2009 was a loss of CHF 6.1 billion compared with a pre-tax loss of CHF 34.4 billion for 2008. The improvement reflects a significant reduction in losses on residual risk positions.
During 2009, we laid out the steps necessary to rebuild the bank, and reached a number of important milestones on the bank’s road to recovery. In April, we set headcount and cost reduction targets for 2010. By the end of 2009, we had largely achieved these targets. Headcount was reduced by 12,500 to reach our 65,000 target, and fixed costs were reduced by over CHF 3 billion compared with the prior year. We continued to reduce our risks and balance sheet, and by the end of 2009 both were more than

30% lower than the year before. In June, we further strengthened our capital base through the issuance and placement of CHF 293 million shares from authorized capital. Combined with lower risk-weighted assets, this resulted in a BIS tier 1 ratio of 15.4% at the end of 2009 compared with 11.0% one year earlier. Our FINMA leverage ratio also improved to 3.9% from 2.5% one year ago. In the third quarter, we reached two significant milestones: the Swiss government exited its investment in UBS with a profit of CHF 1.2 billion; and we agreed to a settlement with the US tax authorities in relation to the John Doe summons.
During the fourth quarter we set a clear strategic direction to rebuild the firm. At our Investor Day in November, we outlined our new strategy and the targets we have established for ourselves. Our goals are to strengthen our position as a leading global wealth management business, to be a leading client-focused investment bank and to be economically profitable in every segment, market and business in which we operate. We aim to improve our operating performance substantially, building toward our medium-term target of CHF 15 billion of annual profit before tax.
Our efforts to reposition the firm are taking place alongside ongoing regulatory changes. Proposed changes relating to capital adequacy and liquidity requirements, efforts to mitigate the “too big to fail” risk, financial products regulation, compensation guidelines, or the US “Volcker” proposals may have profound consequences for the industry as a whole. In preparation for dealing with a future financial crisis, relevant financial authorities will meet and share information to ensure that adequate contingency plans have been put into place to prevent serious domestic or international financial instability that would have an adverse impact on the real economy. We will maintain flexibility in our business model to adjust to future regulatory change.

We are continuing to meet our obligations under the settlement with the US Internal Revenue Service (IRS) relating to the John Doe summons proceeding. Based upon our compliance with the terms of the settlement, the IRS has withdrawn the summons with respect to all accounts other than the approximately 4,450 accounts for which the IRS requested information under the US/Swiss tax treaty. The recent decision by the Swiss Federal Administrative Court, under which certain account information cannot be provided to the IRS, is a matter to be resolved by the Swiss and US Governments as contemplated by the terms of the settlement. We will continue to comply fully with our obligations, including providing information to the Swiss Federal Tax Administration and completing the exit of the US cross-border business out of non-SEC registered entities. Further, we continue to recommend to our current and former US clients, to the extent applicable to their circumstances, the disclosure of their offshore assets to the IRS.
Outlook – In 2010, we expect to see the full effects of the progress we have made in improving operating efficiency, reducing risk and rebuilding and re-focusing our businesses. We are confident the steps we are taking to reduce client outflows in our wealth and asset management business divisions will be effective, but in the immediate future we still expect to report net outflows with some pressure on margins. We expect that the Investment Bank’s performance for the year as whole will improve, in part because its residual risk positions will have a much reduced effect on results. Our Group results are heavily dependent on market vitality, and more favorable market conditions in January and February 2010 have benefited most of our businesses.
15 March 2010

Kaspar Villiger
Chairman of the BoD

Oswald J. Grübel
Group Chief Executive Officer

Strategy and development
UBS’s strategic priorities
In aspiring to be a leading client-focused bank, we are concentrating on:
–	further strengthening our position as a leading bank for high net worth and ultra high net worth clients around the world;

–	continuing to be a leading firm across all client segments in Switzerland; and

–	being a top tier bank in growth regions where we choose to operate.
Re-focusing the business portfolio
We will further integrate our wealth management, asset management and investment banking businesses to generate more value, reflecting our commitment to comprehensively serve our clients across all segments. The Investment Bank will be more client-focused, building on its strong, less capital-intensive flow and fee businesses. This will also strengthen additional components, including the rates and credit business in fixed income, currencies and commodities. We will continue to build our onshore operations in our wealth management business, and continue to further grow our ultra high net worth business. Our managers within Global Asset Management are concentrating on driving a sustained improvement in investment performance and increasing overall efficiency.
Transforming the way we operate
Our transformation is geared toward exercising the full potential of our strengths based on three strategic guidelines: reputation, integration and execution.
Our reputation is our most valuable asset and is ultimately defined by the actions and decisions we make every day. To restore and safeguard our reputation, we have introduced more disciplined and effective governance processes.
Further integration is a key factor in delivering on our financial targets, serving our clients in a comprehensive manner, and driving efficiencies across our businesses. This will be achieved through a series of measures, including new management processes, upgrading client coverage and enhancing structures and processes for further cost and capital efficiency.
We are committed to execution at the highest standards, ensuring consistent high-quality delivery, and to building a performance-oriented culture that will help to retain, develop and attract the best talent at all levels.

Measures taken in 2009
In addition to stabilizing our financial condition, we have already undertaken several adjustments to governance and structures during the last few months to initiate and drive our transformation.
We announced the establishment of the new Investment Products & Services (IPS) unit. IPS brings together product specialists from various business divisions involved in product development, coverage/sales support and execution for Wealth Management & Swiss Bank clients under one roof.
We are the leading bank for retail and corporate clients and a leading asset management business in Switzerland. In 2009, we have further adjusted the governance structure to include a new executive committee: UBS Switzerland. The integrated management team of UBS Switzerland comprises all businesses active in Switzerland including retail, wealth management, corporate and institutional, investment banking and the asset management business. The integration of these businesses defines our commitment to the Swiss market and will help deliver comprehensive financial advice, products and tools to our clients.
We integrated our Group-wide shared service and control functions into the Corporate Center. Our goal is to improve effectiveness and efficiency on a sustainable basis, provide simple service delivery models and strengthen cost management by creating global and Group-wide cost-cutting measures. This new centralized organizational structure provides a platform from which we can increase efficiency and enhance shareholder value.
We manage our businesses based on our new key performance indicators (KPI) framework,which is used to monitor our risk-adjusted performance and the delivery of returns to shareholders.

Financial performance
UBS results 2009
For full year 2009, we recorded a net loss attributable to shareholders of CHF 2,736 million, a considerable reduction from the net loss attributable to shareholders of CHF 21,292 million in the prior year. We returned to profitability in the fourth quarter. Wealth Management & Swiss Bank, Global Asset Management and Wealth Management Americas contributed positively to the overall result. Investment Bank reported a less negative result primarily due to losses on residual risk positions that were substantially reduced over the year.
Net income from trading businesses was CHF 382 million, net income from interest margin businesses was CHF 5,053 million and net income from treasury activities and other was CHF 687 million.
Our operating expenses in 2009 decreased 12% to CHF 25,162 million compared with CHF 28,555 million in 2008. Personnel expenses were CHF 16,543 million compared with CHF 16,262 million in the previous year.
Key factors affecting our financial positions and results of operations in 2009
–	Increase of share capital after the conversion of mandatory convertible notes held by the Swiss Confederation
–	Increase of share capital in June by placement of new shares with a small number of large institutional investors
–	Cost-saving measures executed throughout 2009 and related restructuring charges
–	Losses resulting from the completion of the sale of UBS Pactual
–	Own credit charge to Investment Bank’s income due to significant tightening of our credit spreads
–	Credit loss expenses partially due to impairment charges taken on reclassified securities in the Investment Bank
–	Net income tax benefit mainly related to an increase in deferred tax assets
–	A negative accounting impact of the transaction with the Swiss National Bank

UBS key figures

	As of or for the year ended
CHF million, except where indicated	31.12.09	31.12.08	31.12.07

Group results

Operating income	22,601	796	31,721

Operating expenses	25,162	28,555	35,463

Operating profit before tax (from continuing and discontinued operations)	(2,569)	(27,560)	(3,597)

Net profit attributable to UBS shareholders	(2,736)	(21,292)	(5,247)

Diluted earnings per share (CHF)[1]	(0.75)	(7.63)	(2.41)

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)	(7.8)	(58.7)	(10.5)

Return on risk-weighted assets, gross (%)	9.9	1.2	8.6

Return on assets, gross (%)	1.5	0.2	1.3

Growth

Net profit growth (%)[3]	N/A	N/A	N/A

Net new money (CHF billion)[4]	(147.3)	(226.0)	140.6

Efficiency

Cost /income ratio (%)	103.0	753.0	111.0

Capital strength

BIS tier 1 ratio (%)[5]	15.4	11.0

FINMA leverage ratio (%)[5]	3.93	2.45

Balance sheet and capital management

Total assets	1,340,538	2,014,815	2,274,891

Equity attributable to UBS shareholders	41,013	32,531	36,875

BIS total ratio (%)[5]	19.8	15.0

BIS risk-weighted assets[5]	206,525	302,273

BIS tier 1 capital[5]	31,798	33,154

Additional information

Invested assets (CHF billion)	2,233	2,174	3,189

Personnel (full-time equivalents)	65,233	77,783	83,560

Market capitalization[6]	57,108	43,519	108,654

Long-term ratings

Fitch, London	A+	A+	AA

Moody’s, New York	Aa3	Aa2	Aaa

Standard & Poor’s, New York	A+	A+	AA

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of the Annual Report 2009. 2 For the definitions of UBS’s key performance indicators refer to the “Measurement and analysis of performance” section of the Annual Report 2009. 3 Not meaningful if either the current period or the comparison period is a loss period. 4 Excludes interest and dividend income. 5 Refer to the “Capital management” section of the Annual Report 2009. 6 Refer to the “UBS registered shares” section of the Annual Report 2009.

Wealth Management & Swiss Bank
Wealth Management & Swiss Bank is headquartered in Switzerland and employs more than 27,500 personnel in 44 countries. We deliver comprehensive financial services to wealthy private clients around the world – except to those served by Wealth Management Americas – as well as to retail and corporate clients in Switzerland. Clients are provided with advice and financial products and services to fit their individual needs.
New reporting structure
Commencing in first quarter 2010, we will change the internal reporting of Wealth Management & Swiss Bank and present in our external financial reports two separate business units:
–	“Wealth Management” encompasses the domestic and international wealth management business conducted out of Switzerland, and all wealth management businesses in our Asian and European booking centers.

–	“Retail & Corporate” includes services provided to Swiss retail private clients, small businesses, as well as corporate and institutional clients.
Performance in 2009
Wealth Management & Swiss Bank pre-tax profit fell 35% to CHF 3,910 million, compared with CHF 6,013 million in 2008. The decline in profit was driven by a drop in operating income, resulting from lower asset-based fees, reduced interest income due to margin pressure and decreased transaction income, which could only partly be compensated by a 17% decline in operating expenses from our cost-saving measures.
Net new money outflows were CHF 89.8 billion compared with CHF 107.1 billion in the previous year. The outflows in 2009 reflect clients withdrawing assets from UBS, primarily due to the effects of the financial market turbulence on our operating performance and reputation.
Invested assets were CHF 960 billion on 31 December 2009, an increase of CHF 5 billion from 31 December 2008, as higher equity markets were partially offset by net new money outflows.

Business division reporting

	As of or for the year ended		% change from
CHF million, except where indicated	31.12.09	31.12.08	31.12.08

Income	11,523	15,413	(25)

Credit loss (expense)/recovery	(133)	(392)	(66)

Total operating income	11,390	15,021	(24)

Total operating expenses	7,480	9,008	(17)

Business division performance before tax	3,910	6,013	(35)

Additional information

Net new money (CHF billion)	(89.8)	(107.1)

Invested assets (CHF billion)	960	955	1

Client assets (CHF billion)	1,844	1,711	8

Gross margin on invested assets (bps) (international clients)	86	96	(10)

Personnel (full-time equivalents)	27,548	31,016	(11)

Invested assets by asset class
In %, except where indicated
1 Including structured products and alternative investments.
Invested assets by client domicile
In %, except where indicated

Wealth Management Americas
Wealth Management Americas is among the leading wealth managers in the region based on invested assets and includes the former Wealth Management US business unit, the domestic Canadian business and the international business booked in the United States. Formed from the reorganization of the Global Wealth Management & Business Banking business division in 2009, Wealth Management Americas is headquartered in Weehawken, New Jersey, where most corporate and operational functions are located. The client-facing organization consists of the branch network in the US, Puerto Rico and Canada, with 7,084 financial advisors.
Wealth Management Americas provides advice-based relationships through its financial advisors, who deliver a fully integrated set of wealth management solutions designed to address the needs of core affluent, high net worth and ultra high net worth individuals and families. We are committed to providing advice to our clients by employing the best professionals in the industry, delivering the highest standard of execution and running a streamlined and efficient business.
Performance in 2009
Wealth Management Americas reported a pre-tax profit of CHF 32 million in 2009 compared with a pre-tax loss of CHF 823 million in 2008. The 2009 results were negatively impacted by restructuring charges of CHF 152 million and a net goodwill impairment charge of CHF 19 million related to the sale of UBS Pactual.
In 2009, net new money outflows were CHF 11.6 billion compared with CHF 15.9 billion in the prior year. Following strong net new money inflows in first quarter 2009 due to recruitment of experienced financial advisors, we experienced net new money outflows during the remainder of the year.
Wealth Management Americas had CHF 690 billion in invested assets on 31 December 2009, up 7% from CHF 644 billion on 31 December 2008. This increase was principally driven by positive market performance. The gross margin on invested assets was 81 basis points in 2009, down from 82 basis points in 2008.

Business division reporting

	As of or for the year ended		% change from
CHF million, except where indicated	31.12.09	31.12.08	31.12.08

Income	5,546	6,278	(12)

Credit loss (expense)/recovery	3	(29)

Total operating income	5,550	6,249	(11)

Total operating expenses	5,518	7,072	(22)

Business division performance before tax	32	(823)

Additional information

Net new money (CHF billion)	(11.6)	(15.9)

Invested assets (CHF billion)	690	644	7

Client assets (CHF billion)	737	682	8

Gross margin on invested assets (bps)	81	82	(1)

Personnel (full-time equivalents)	16,925	20,623	(18)

Financial advisors (full-time equivalents)	7,084	8,607	(18)

Invested assets by asset class
In %, except where indicated

[1] Including structured products and alternative investments.
Invested assets by client wealth
In %, except where indicated

Global Asset Management
Global Asset Management offers a diverse range of investment capabilities and services from a boutique-like structure encompassing all major asset classes including equities, fixed income, asset allocation, currency, risk management, hedge funds, real estate, infrastructure, private equity and fund administration.
Invested assets totaled CHF 583 billion on 31 December 2009, making Global Asset Management one of the larger institutional asset managers and hedge fund of funds managers in the world. It is also one of the largest mutual fund managers in Europe and the largest in Switzerland.
Performance in 2009
Pre-tax profit for full year 2009 was CHF 438 million compared with CHF 1,333 million in 2008. Excluding a net goodwill impairment charge in 2009 of CHF 191 million related to the sale of UBS Pactual, restructuring costs in 2009 of CHF 48 million and a gain of CHF 168 million from the sale of our minority stake in Adams Street Partners in 2008, pre-tax profit would have decreased 42% to CHF 677 million.
Net new money outflows were CHF 45.8 billion for full year 2009 compared with outflows of CHF 103.0 billion for full year 2008. Excluding money market flows, net new money outflows were CHF 33.6 billion in 2009 compared with CHF 124.2 billion in 2008. Net outflows from clients of our wealth management businesses were CHF 40.7 billion (around 90% of total net outflows) in 2009 compared with CHF 47.1 billion in 2008.

Business division reporting

	As of or for the year ended		% change from
CHF million, except where indicated	31.12.09	31.12.08	31.12.08

Institutional fees	1,273	1,659	(23)

Wholesale intermediary fees	863	1,246	(31)

Total operating income	2,137	2,904	(26)

Total operating expenses	1,698	1,572	8

Business division performance before tax	438	1,333	(67)

Additional information

Net new money (CHF billion, institutional)	(12.7)	(55.6)

Net new money (CHF billion, wholesale intermediary)	(33.1)	(47.4)

Invested assets (CHF billion, institutional)	346	335	3

Invested assets (CHF billion, wholesale intermediary)	237	240	(1)

Gross margin on invested assets (bps) (institutional)	37	38	(3)

Gross margin on invested assets (bps) (wholesale intermediary)	36	41	(12)

Personnel (full-time equivalents)	3,471	3,914	(11)

Institutional invested assets
by asset class
In %, except where indicated
Wholesale intermediary
invested assets by asset class
In %, except where indicated

Investment Bank
The Investment Bank has three distinct but aligned business areas:
–	Equities

–	Fixed income, currencies and commodities (FICC)

–	the Investment banking department (IBD)
Equities and FICC comprise the securities business, offering primary and secondary access to the securities and foreign exchange markets, prime brokerage services as well as securities, economic, strategic and quantitative research.
IBD provides advice on mergers and acquisitions and restructurings, and raises capital mainly for corporate and sovereign clients in the debt and equity markets. Additionally, as part of a number of broader alignment initiatives across our business divisions, IBD plays a lead role in marketing the Group to corporates, leveraging their senior client relationships.
Performance in 2009
In 2009, we recorded a pre-tax loss of CHF 6,081 million compared with a pre-tax loss of CHF 34,300 million in 2008, primarily due to a reduction in losses on residual risk positions. During 2009: equities revenues decreased 5% to CHF 4,937 million; FICC revenues increased to negative CHF 547 million from negative CHF 31,895 million; investment banking revenues were down 14% to CHF 2,466 million; and operating expenses decreased 7% to CHF 9,216 million.

Business division reporting

	As of or for the year ended		% change from
CHF million, except where indicated	31.12.09	31.12.08	31.12.08

Investment banking	2,466	2,880	(14)

Sales and trading	4,390	(26,712)

Equities	4,937	5,184	(5)

Fixed income, currencies and commodities	(547)	(31,895)	98

Total Investment Bank income	6,856	(23,832)

Credit loss (expense)/recovery	(1,698)	(2,575)	(34)

Total Investment Bank operating income excluding own credit	5,158	(26,407)

Own credit	(2,023)	2,032

Total Investment Bank operating income as reported	3,135	(24,375)

Total operating expenses	9,216	9,925	(7)

Business division performance before tax	(6,081)	(34,300)	82

Additional information

Total assets (CHF billion)	992.0	1,680.3	(41)

BIS risk-weighted assets, gross (CHF billion)	122.4	195.8	(37)

Average VaR (1-day, 95% confidence, 5 years of historical data)	55	79	(30)

Personnel (full-time equivalents)	15,666	19,132	(18)

Risk management and control
Key developments in 2009
Risk reduction remained a priority in 2009. As a result of our risk reduction initiatives, we ended the year with risk exposures commensurate with our risk capacity, although legacy risks remain significant and are targeted for continued reduction. In addition, the implementation of the settlement agreements relating to the cross-border investigation remains a focus of management attention. Regulatory and tax authorities in a number of countries are focusing on cross-border banking activities, and we have launched a number of initiatives to improve the effectiveness of the policy and control framework of our cross-border wealth management business globally.
We further reduced our risk exposure, which was reflected in declines in our stress loss measures as well as decreases in our credit and market risk portfolios. We also reduced our exposures to residual risk positions. Our reduction in risk exposures contributed to significant decreases in the size of our balance sheet and risk-weighted assets.
Effective risk management and control are essential to our success and we have made further progress in implementing the risk renewal program we initiated in 2008. This has resulted in enhanced risk governance (including changes in risk management and control personnel), improved risk infrastructure and processes and the associated capabilities to capture, represent and monitor risks. We have also changed our capital optimization model and enhanced our funding and balance sheet management.

Corporate governance
Dual-board structure
UBS operates under a strict dual-board structure: the Board of Directors (BoD) and the Group Executive Board (GEB). This results in a clear separation of duties and responsibilities. The BoD is responsible for the Group’s direction as well as monitoring and supervising the business. All members of the BoD are independent with the exception of the full-time Chairman. Shareholders elect each member of the BoD, which in turn appoints the Chairman.
The GEB is responsible for the executive management and is accountable to the BoD for the overall financial results of the Group. The GEB is led by the Group Chief Executive Officer.
Developments in 2009 that strengthened our leadership capacity
The “Organization Regulations of UBS AG and its annexes” were revised to enhance the authority of the executive management and simultaneously accentuate the supervisory role of the BoD and its committees.
Shareholder participation
At the Extraordinary General Meeting held on 27 February 2008, our shareholders approved the creation of conditional capital through the issuance of a maximum of 277,750,000 shares to satisfy the settlement in shares of CHF 13 billion in mandatory convertible notes, with a maturity date of 5 March 2010. To satisfy the conversion, we expect to deliver 272,651,005 shares on 5 March 2010 to two financial investors.
At the Annual General Meeting (AGM) held on 15 April 2009, our shareholders approved the creation of conditional capital through the issuance of 100,000,000 shares for the potential exercise of warrants granted to the Swiss National Bank (SNB), in connection with the loan granted by the SNB to the SNB StabFund.
In addition, at the AGM held on 15 April 2009, our shareholders approved the creation of authorized capital, out of which 293,258,050 new shares where issued on 25 June 2009 and were placed with a small number of institutional investors.
According to International Financial Reporting Standards (IFRS), equity attributable to UBS shareholders amounted to CHF 41.0 billion on 31 December 2009.

Board of Directors
The Board of Directors is our most senior body. Under the leadership of the Chairman, it decides on the strategy of the Group upon recommendation of the Group Chief Executive Officer (Group CEO), exercises the ultimate supervision over management and is responsible for the appointment and dismissal of all Group Executive Board (GEB) members, the Company Secretary and the Head of Group Internal Audit as well as supervises and sets appropriate risk management and control principles for the firm. With the exception of its current Chairman, Kaspar Villiger, all members of the BoD are independent.
From left: Rainer-Marc Frey Member Risk Committee Sally Bott Chairman Human Resources and Compensation Committee and member Corporate Responsibility Committee Ann F. Godbehere Member Audit Committee and Corporate Responsibility Committee Bruno Gehrig Member Governance and Nominating Committee and Human Resources and Compensation Committee Michel Demaré Member Audit Committee Helmut Panke Member Human Resources and Compensation Committee and Risk Committee Sergio Marchionne Senior Independent Director and member Governance and Nominating Committee Kaspar Villiger Chairman of the Board of Directors, Chairman Governance and Nominating Committee and Corporate Responsibility Committee David Sidwell Chairman Risk Committee William G. Parrett Chairman Audit Committee Axel P. Lehmann Member Risk Committee Peter R. Voser Member Governance and Nominating Committee

Group Executive Board
Management of the firm is delegated by the BoD to the Group Executive Board. Under the leadership of the Group CEO, the GEB has executive management responsibility for the Group and its businesses. It assumes overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies.
From left: Philip J. Lofts Group Chief Risk Officer Ulrich Körner Group Chief Operating Officer and CEO Corporate Center John A. Fraser Chairman and CEO Global Asset Management Markus U. Diethelm Group General Counsel Robert Wolf Chairman and CEO UBS Group Americas/ President Investment Bank Alexander Wilmot-Sitwell co-CEO Investment Bank Francesco Morra CEO UBS Switzerland, Wealth Management & Swiss Bank Jürg Zeltner CEO Wealth Management, Wealth Management & Swiss Bank Chi-Won Yoon Chairman and CEO Asia Pacific Carsten Kengeter co-CEO Investment Bank Robert J. McCann CEO Wealth Management Americas Oswald J. Grübel Group Chief Executive Officer John Cryan Group Chief Financial Officer

Further information
The Annual Report 2009 is available in English and German (SAP no. 80531). The report contains information that is current as of the date of publication. We undertake no obligation to update this information or notify readers if it should change or if new information should become available.
Quarterly reports provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These reports are available in English (SAP no. 80834).
Reports are available in PDF format on the internet at www.ubs.com/investors in the reporting section. Printed copies can be ordered from the same website by accessing the order form in the services section of the website. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.
The Analysts & Investors website at www.ubs.com/investors offers a wide range of information about UBS, financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences.
This review must be read in conjunction with our Annual Report 2009 and other publicly available information referred on this page.

Cautionary statement regarding forward-looking statements | This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) the consequences of the recent Swiss court decision relating to the provision of certain UBS client data to the US Internal Revenue Service, including possible effects on UBS’s 2009 settlements with US authorities and on its businesses; (5) the outcome and possible consequences of pending or future actions or inquiries concerning UBS’s cross-border banking business by tax or regulatory authorities in various other jurisdictions; (6) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (7) UBS’s ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (8) possible political, legal and regulatory developments, including the effect of more stringent capital and liquidity requirements, constraints on remuneration and the imposition of additional legal or regulatory constraints on UBS’s activities; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) changes in the size, capabilities and effectiveness of UBS’s competitors; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (13) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.
Imprint | Publisher: UBS AG, P.O. Box, CH-8098 Zurich, Switzerland; P.O. Box, CH-4002 Basel, Switzerland | www.ubs.com | Languages: English, German, French and Italian | SAP no. 80530E-1001
© UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Invitation
to the Annual General Meeting
of UBS AG
Wednesday, 14 April 2010, 10:30 a.m.
(Doors open at 9:30 a.m.)
St.Jakobshalle
Brüglingerstrasse 21, Basel

Agenda

1.	Annual report, Group and Parent Bank accounts for financial year 2009 Reports of the statutory auditors
	1.1.	Approval of annual report and Group and Parent Bank accounts
	1.2.	Advisory vote on the compensation report 2009

2.	Appropriation of results

3.	Discharge of the members of the Board of Directors and the Group Executive Board
	3.1.	Discharge for the financial year 2009
	3.2.	Discharge for the financial year 2008
	3.3.	Discharge for the financial year 2007

4.	Adaptation of Articles of Association to new Swiss Intermediary-Held Securities Act Approval of amendments of Article 4 para. 2 and Article 6 of the Articles of Association

5.	Elections
	5.1.	Reelection of members of the Board of Directors
5.1.1. Kaspar Villiger
5.1.2. Sally Bott
5.1.3. Michel Demaré
5.1.4. Rainer-Marc Frey
5.1.5. Bruno Gehrig
5.1.6. Ann F. Godbehere
5.1.7. Axel P. Lehmann
5.1.8. Helmut Panke
5.1.9. William G. Parrett
5.1.10. David Sidwell
	5.2.	Election of a candidate for the Board of Directors
5.2.1. Wolfgang Mayrhuber
	5.3.	Reelection of the auditors, Ernst & Young Ltd., Basel

6.	Creation of conditional capital Approval of Article 4a para. 4 of the Articles of Association

Introduction
Requests for the inclusion of
items on the agenda
On 3 February 2010, UBS AG published a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) and on its website at www.ubs.com/shareholder-meeting, inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 19 February 2010. No requests were submitted.
Zurich and Basel, 18 March 2010
UBS AG
For the Board of Directors
Kaspar Villiger, Chairman

Organizational issues
Admission cards for the Annual General Meeting
Shareholders recorded in the share register of UBS AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address until 7 April 2010: UBS AG, Shareholder Services, P.O. Box, CH-8098 Zurich.
     Shareholders recorded in the share register in the United States of America may request their admission cards, in writing, at the following address until 7 April 2010: BNY Mellon Shareowner Services, Proxy Processing, P.O. Box 3671, S. Hackensack, NJ 07606-9371.
     From 31 March 2010 onwards the cards will be sent out. Issued admission cards will become invalid if the corresponding shares are sold prior to the Annual General Meeting. These admission cards will be recalled if the share register is informed of the sale.
Total number of shares and voting rights
The total number of shares issued by UBS AG currently stands at 3,830,791,490. Each share carries one vote, meaning that 3,830,791,490 voting rights currently exist. Pursuant to Article 659a para. 1 of the Swiss Code of Obligations, the voting rights of treasury shares and the rights associated therewith are suspended. The same applies to shares that have not been entered in the share register (dispo shares) and shares that have been registered without voting rights. The total number of shares that entitle holders to attend and vote at the Annual General Meeting is 2,186,565,295.
Representation at the Annual General Meeting
Shareholders may be represented at the Annual General Meeting by their legal representative or, with a written proxy, by their custodial bank or by any other shareholder entitled to vote at the Annual General Meeting. In addition, every shareholder has the option of having his or her shares represented at the Annual General Meeting, free of charge, by:
–	Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary), P.O. Box, CH-8010 Zurich as an independent proxy; or

–	UBS AG, P.O. Box, CH-8098 Zurich as a corporate or custody proxy.
Broadcast on the Internet
The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm.
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Annual General Meeting of UBS AG | 14 April 2010
Item 1
Annual report, Group and Parent Bank accounts for financial year 2009
Reports of the statutory auditors
1.1. Approval of annual report and Group and Parent Bank accounts
A. Motion
The Board of Directors proposes that the report on the financial year 2009 and the Group and Parent Bank accounts for 2009 be approved.
B. Explanations
The reports of the Board of Directors and the Group Executive Board on the financial year 2009 are contained in the “Financial information”. Additional information on the strategy, organization and activities of the Group and the business divisions, as well as on risk management and control, may be found in the respective sections of the annual report, “Strategy, performance and responsibility”, “Risk and treasury management” and “UBS business divisions and Corporate Center”. Information relating to corporate governance as required by the SIX Swiss Exchange Directive on Corporate Governance and the Swiss Code of Obligations can be found in the respective section of the annual report 2009 “Corporate governance and compensation”. These reports are also available on the Internet at www.ubs.com/investors. Shareholders registered in the share register in Switzerland will receive the respective reports as per their individual orders. Shareholders in the US who are registered with BNY Mellon Shareowner Services will receive a copy of the review 2009, which contains the most important information relating to UBS AG’s performance in 2009.
     The Group income statement shows total operating income of CHF 22,601 million and total operating expenses of CHF 25,162 million, resulting in an operating loss from continuing operations before tax of CHF 2,561 million and a net loss attributable to UBS shareholders of CHF 2,736 million. Total consolidated assets decreased by CHF 674.3 billion to reach a new total of CHF 1,340.5 billion at 31 December 2009. Equity attributable to UBS shareholders totaled CHF 41.0 billion.
4

     Parent Bank net loss was CHF 5,041 million. Total operating income of CHF 11,759 million and total operating expenses of CHF 13,522 million resulted in an operating loss of CHF 1,763 million. Depreciation, write-offs and provisions amounted to CHF 3,837 million and extraordinary income to CHF 688 million. Extraordinary expenses totaled CHF 49 million and the tax expense amounted to CHF 80 million.
     In their reports to the Annual General Meeting, Ernst & Young Ltd., Basel, as statutory auditors, recommended without qualification that the Group and Parent Bank accounts be approved. The statutory auditors confirm that, in their opinion, the Group financial statements accurately reflect the consolidated financial position of UBS AG and the consolidated results of operations and cash flows, in conformity with the International Financial Reporting Standards (IFRS), and that they comply with Swiss law. With respect to the Parent Bank, the statutory auditors confirm that the accounting records and financial statements and the proposal of the Board of Directors relating to the proposed appropriation of results comply with Swiss law and with the Articles of Association of UBS AG.
1.2. Advisory vote on the compensation report 2009
A. Motion
The Board of Directors proposes that the compensation report 2009 be ratified in a non-binding advisory vote.
B. Explanations
The compensation report 2009 is a chapter in the annual report 2009. It explains the governance and principles behind the compensation structure at UBS AG, including the link between pay and performance and the changes implemented for 2009. It also sets out the compensation of management and of the Board of Directors as required under the Swiss Code of Obligations. Lastly, it contains the revised total reward principles for all employees, which were reviewed by the Group Executive Board and by the Board of Directors’ Human Resources and Compensation Committee and were approved by the Board of Directors on 28 September 2009.
     The vote on the compensation report 2009 of UBS AG is non-binding and advisory in nature.
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Annual General Meeting of UBS AG | 14 April 2010
Item 2
Appropriation of results
A. Motion
The Board of Directors proposes the following appropriation:

CHF million

Profit/(Loss) for the financial year 2009 as per the Parent Bank’s Income Statement	(5,041)

Appropriation to other reserves	(2,042)

Appropriation to general statutory reserves: Share premium	(2,999)

B. Explanations
The loss of the current year will be set off against other reserves and the general statutory reserves. The Board of Directors proposes no dividend for the financial year 2009.
6

Item 3
Discharge of the members of the Board of Directors and the Group Executive Board
3.1. Discharge for the financial year 2009
A. Motion
The Board of Directors proposes that the discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2009 be approved.
3.2. Discharge for the financial year 2008
A. Motion
The Board of Directors proposes that the discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2008 be approved.
3.3. Discharge for the financial year 2007
A. Motion
The Board of Directors proposes that the discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2007 be approved.
7

Annual General Meeting of UBS AG | 14 April 2010
Item 4
Adaptation of Articles of Association to new
Swiss Intermediary-Held Securities Act
Approval of amendments of Article 4 para. 2 and Article 6
of the Articles of Association
A. Motion
The Board of Directors proposes the implementation of the new Intermediary-Held Securities Act by means of the following amendments of the Articles of Association.

Old version	New version

Article 4 Share capital	Article 4 Share capital

[2] Registered shares may be converted into bearer shares and bearer shares into registered shares by resolution of the General Meeting of Shareholders; the Corporation may issue certificates representing multiples of shares.
[2] Registered shares may be converted into bearer shares and bearer shares into registered shares by resolution of the General Meeting of Shareholders.

8

Old version	New version

Article 6 Deferred printing of shares	Article 6 Form of shares

1In the case of registered shares, the Corporation may elect not to print and deliver certificates. However, shareholders may at any time request the Corporation to print and deliver certificates free of charge. Particulars are set forth in regulations issued by the Board of Directors.
[1] Registered shares of the Corporation will be, subject to paragraph 2, in the form of uncertificated securities (in the sense of the Swiss Code of Obligations) and intermediary-held securities (in the sense of the Intermediary-Held Securities Act).

[2] Uncertificated registered shares may only be transferred by the assignment of all appurtenant rights. The assignment must be reported to the Corporation to be valid. If uncertificated registered shares are held in a custody or portfolio account at a bank, they may only be transferred with the cooperation of that bank. Furthermore, they may only be pledged in favour of that bank, in which case notifying the Corporation is not necessary.
[2] Following his registration in the share register, the shareholder may request the Corporation to issue a written statement in respect of his registered shares at any time; however, he has no entitlement to the printing and delivery of share certificates. In contrast, the Corporation may print and deliver share certificates for registered shares (single certificates, certificates representing multiples of shares or global certificates) at any time. It may withdraw registered shares issued as intermediary-held securities from the respective custody system. With the consent of the shareholder, the Corporation may cancel issued certificates which are returned to it without replacement.

B. Explanations
At the occasion of the amendments of the Articles of Association to implement the new Intermediary-Held Securities Act, which came into force on 1 January 2010, it is proposed to switch to a system of abrogated printing. The proposed changes of the Articles of Association correspond to a recent practice of Swiss public companies and are justified, on the one hand, by lower process costs through the abrogated printing. On the other hand, through the abolition of certificates, the process of sale and delivery of shares will be more flexible for shareholders as no certificates must be presented. Furthermore, the new Intermediary-Held Securities Act ensures a rationalization of the stock exchange dealing process for uncertificated securities. The transferability of shares will not be impaired by these amendments.
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Annual General Meeting of UBS AG | 14 April 2010
Item 5
Elections
5.1. Reelection of members of the Board of Directors
The Board of Directors proposes that Kaspar Villiger, Sally Bott, Michel Demaré, Rainer-Marc Frey, Bruno Gehrig, Ann F. Godbehere, Axel P. Lehmann, Helmut Panke, William G. Parrett and David Sidwell, each of whose term of office expires at the 2010 Annual General Meeting, be reelected for a one-year term of office.
5.1.1. Kaspar Villiger
A. Motion
The Board of Directors proposes that Kaspar Villiger be reelected for a one-year term of office.
B. Explanations
The term of office of Kaspar Villiger, Chairman of the Board of Directors, expires at the 2010 Annual General Meeting. He is prepared to stand for reelection.
     Kaspar Villiger (1941) was elected to the Board of Directors at the 2009 Annual General Meeting and thereafter appointed as Chairman. He was Federal Councilor from 1989 to 2003, during this time he headed the Federal Military Department and later the Federal Department of Finance.
     Kaspar Villiger chairs the Governance and Nominating Committee and the Corporate Responsibility Committee.
10

5.1.2. Sally Bott
A. Motion
The Board of Directors proposes that Sally Bott be reelected for a one-year term of office.
B. Explanations
The term of office of Sally Bott expires at the 2010 Annual General Meeting. She is prepared to stand for reelection.
     Sally Bott (1949) was elected to the Board of Directors at the Extraordinary General Meeting in October 2008. She serves as Group Human Resources Director of BP plc, which she joined in early 2005, and is a member of its Group Executive Committee.
     Sally Bott chairs the Human Resources and Compensation Committee and is a member of the Corporate Responsibility Committee.
5.1.3. Michel Demaré
A. Motion
The Board of Directors proposes that Michel Demaré be reelected for a one-year term of office.
B. Explanations
The term of office of Michel Demaré expires at the 2010 Annual General Meeting. He is prepared to stand for reelection.
     Michel Demaré (1956) was elected to the Board of Directors at the 2009 Annual General Meeting. He joined ABB in 2005 as member of the Executive Committee and CFO. In November 2008 he became president of Global Markets. Between February and September 2008, he acted as interim CEO of ABB.
     Michel Demaré is a member of the Audit Committee.
11

Annual General Meeting of UBS AG | 14 April 2010
5.1.4. Rainer-Marc Frey
A. Motion
The Board of Directors proposes that Rainer-Marc Frey be reelected for a one-year term of office.
B. Explanations
The term of office of Rainer-Marc Frey expires at the 2010 Annual General Meeting. He is prepared to stand for reelection.
     Rainer-Marc Frey (1963) was elected to the Board of Directors at the Extraordinary General Meeting in October 2008. He is the founder and Chairman of the investment management company Horizon21.
     Rainer-Marc Frey is a member of the Risk Committee.
5.1.5. Bruno Gehrig
A. Motion
The Board of Directors proposes that Bruno Gehrig be reelected for a one-year term of office.
B. Explanations
The term of office of Bruno Gehrig expires at the 2010 Annual General Meeting. He is prepared to stand for reelection.
     Bruno Gehrig (1946) was elected to the Board of Directors at the Extraordinary General Meeting in October 2008. He was Chairman of Swiss Life Holding from 2003 to 2009, before that he served as a member of the Swiss Federal Banking Commission.
     Bruno Gehrig is a member of the Governance and Nominating Committee and the Human Resources and Compensation Committee.
12

5.1.6. Ann F. Godbehere
A. Motion
The Board of Directors proposes that Ann F. Godbehere be reelected for a one-year term of office.
B. Explanations
The term of office of Ann F. Godbehere expires at the 2010 Annual General Meeting. She is prepared to stand for reelection.
     Ann F. Godbehere (1955) was elected to the Board of Directors at the 2009 Annual General Meeting. She was appointed CFO and Executive Director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’ public ownership – she left at the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007.
     Ann F. Godbehere is a member of the Audit Committee and the Corporate Responsibility Committee.
5.1.7. Axel P. Lehmann
A. Motion
The Board of Directors proposes that Axel P. Lehmann be reelected for a one-year term of office.
B. Explanations
The term of office of Axel P. Lehmann expires at the 2010 Annual General Meeting. He is prepared to stand for reelection.
     Axel P. Lehmann (1959) was elected to the Board of Directors at the 2009 Annual General Meeting. He has been a member of the Group Executive Committee as Group Chief Risk Officer of Zurich Financial Services (Zurich) since January 2008. He joined Zurich in 1996.
     Axel P. Lehmann is a member of the Risk Committee.
13

Annual General Meeting of UBS AG | 14 April 2010
5.1.8. Helmut Panke
A. Motion
The Board of Directors proposes that Helmut Panke be reelected for a one-year term of office.
B. Explanations
The term of office of Helmut Panke expires at the 2010 Annual General Meeting. He is prepared to stand for reelection.
     Helmut Panke (1946) was elected to the Board of Directors at the 2004 Annual General Meeting. He joined BMW in 1982 and was Chairman of its Board of Management between 2002 and 2006.
     Helmut Panke is a member of the Human Resources and Compensation Committee and the Risk Committee.
5.1.9. William G. Parrett
A. Motion
The Board of Directors proposes that William G. Parrett be reelected for a one-year term of office.
B. Explanations
The term of office of William G. Parrett expires at the 2010 Annual General Meeting. He is prepared to stand for reelection.
     William G. Parrett (1945) was elected to the Board of Directors at the Extraordinary General Meeting in October 2008. He served his entire career with Deloitte Touche Tohmatsu and was Chief Executive Officer from 2003 until his retirement in 2007.
     William G. Parrett chairs the Audit Committee.
14

5.1.10. David Sidwell
A. Motion
The Board of Directors proposes that David Sidwell be reelected for a one-year term of office.
B. Explanations
The term of office of David Sidwell expires at the 2010 Annual General Meeting. He is prepared to stand for reelection.
     David Sidwell (1953) was elected to the Board of Directors at the 2008 Annual General Meeting. He was Executive Vice President and CFO of Morgan Stanley in New York between March 2004 and October 2007 and retired at the end of 2007.
     David Sidwell chairs the Risk Committee.
More detailed CVs can be found in the section “Corporate governance and compensation” of the annual report 2009 as well as on the Internet at www.ubs.com/boards.
15

Annual General Meeting of UBS AG | 14 April 2010
5.2. Election of a candidate for the Board of Directors
5.2.1. Election of Wolfgang Mayrhuber
A. Motion
The Board of Directors proposes that Wolfgang Mayrhuber be elected as an independent member of the Board of Directors for a one-year term of office.
B. Explanations
Wolfgang Mayrhuber (1947) has been Chairman of the Executive Board and CEO of Deutsche Lufthansa AG since 2003. 2002 he was elected Deputy Chairman of the Executive Board. In 2001 he was appointed to the Executive Board with responsibility for the passenger airline business. From 1994 to the end of 2000 he was Chairman of the Executive Board of the newly founded Lufthansa Technik AG. After holding a variety of management positions in the maintenance, repair and overhaul division, he was appointed Executive Vice President and Chief Operating Officer Technical in 1992. In 1970 he joined Lufthansa as an engineer at the engine overhaul facility in Hamburg.
     Mr. Mayrhuber studied mechanical engineering at the Technical College in Steyr, Austria, and at the Bloor Institute in Canada until 1965. In 1990 he completed an Executive Management Training course at the Massachusetts Institute of Technology (MIT). Mr. Mayrhuber is an Austrian citizen.
     Mr. Mayrhuber is a member of the supervisory boards of Fraport AG, Munich Re Group, Lufthansa Technik AG, Austrian Airlines AG and BMW Group. Furthermore, he serves on the Board of SN Airholding SA/NV and HEICO Corp., USA. He is seated on the Steering Committee of the Association of European Airlines and on the International Air Transport Association (IATA) Board of Governors.
16

5.3. Reelection of the auditors, Ernst & Young Ltd., Basel
A. Motion
The Board of Directors proposes that Ernst & Young Ltd., Basel, be reelected for a one-year term of office as auditors for the financial statements of UBS AG and the consolidated financial statements of the UBS Group.
B. Explanations
Upon the recommendation of the Audit Committee, the Board of Directors proposes that Ernst & Young Ltd., Basel, be reelected for a further one-year term of office as auditors. Ernst & Young Ltd., Basel, has confirmed to the Board of Directors’ Audit Committee that it possesses the level of independence required to take on this role and that its independence will not be affected by additional mandates performed for UBS AG. Any such additional mandates will require pre-approval by the Audit Committee. Ernst & Young Ltd., Basel, further confirms that it did not provide any services for UBS AG prohibited by the US Securities and Exchange Commission (SEC) for a company’s principal auditor in the period from 1 January until 31 December 2009.
     Ernst & Young Ltd., Basel, has been responsible for UBS AG audits since the merger in 1998. Further information concerning the independence of its auditors and the fees paid to them can be found in the section “Corporate governance and compensation” of the annual report 2009.
17

Annual General Meeting of UBS AG | 14 April 2010
Item 6
Creation of conditional capital
Approval of Article 4a para. 4 of the Articles of Association
A. Motion
The Board of Directors proposes the creation of conditional capital in a maximum amount of CHF 38,000,000 by means of the following addition to the Articles of Association.
Article 4a para. 4 (new)
Conditional capital
The share capital may be increased in an amount not to exceed CHF 38,000,000 by the issuance of up to 380,000,000 fully paid registered shares with a nominal value of CHF 0.10 each through the voluntary or mandatory exercise of conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments by the Company or one of its group companies on national or international capital markets. The pre-emptive rights of the shareholders shall be excluded. The then current owners of conversion rights and/or warrants shall be entitled to subscribe for the new shares. The conditions of the conversion rights and/or warrants shall be determined by the Board of Directors.
     The acquisition of shares through voluntary or mandatory exercise of conversion rights and/or warrants, as well as each subsequent transfer of the shares, shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.
     In connection with the issuance of convertible bonds or bonds with warrants or similar financial instruments, the Board of Directors shall be authorized to restrict or exclude the advance subscription rights of shareholders if such instrument is issued (i) on national or international capital markets or (ii) to one or more financial investors. If the advance subscription rights are restricted or excluded by the Board of Directors, the following shall apply: the issuance of such instrument shall be made at prevailing market conditions, and the new shares shall be issued pursuant to the relevant conditions of that financial instrument. Conversion rights may be exercised during a maximum 10-year period, and warrants may be exercised during a maximum 7-year period, in each case from the date of the respective issuance. The issuance of the new shares upon voluntary or mandatory exercise of conversion rights and/or warrants shall be made at conditions taking into account the market price of the shares and/or comparable instruments with a market price at the time of the issuance of the relevant financial instrument.
18

B. Explanations
The proposed creation of conditional capital in the maximum amount of CHF 38,000,000 is a further component of UBS AG’s contingency planning and capital management and is in line with recent regulatory developments and proposed standards and requirements. The conditional capital will provide the Board of Directors with the flexibility to increase UBS AG’s core tier 1 capital in an amount not to exceed 10% of the currently issued share capital. The conditional capital is to be used to deliver shares upon voluntary or mandatory exercise of conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments by UBS AG or one of its subsidiaries.
     The Board of Directors shall be authorized to exclude the advance subscription rights of the shareholders in case the financial instruments are offered to investors at market conditions.
Notice to U.S. Persons:
 The issuer may file a registration statement (including a prospectus) with the SEC for any offering of securities pursuant to the capital increases described herein. Before you invest in any such securities, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and such offering. You may get these documents, once filed, for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by calling +41-44-236 6770 or, if you are calling from the United States of America, by calling toll-free +1-866-541 9689. Our investor relations department would be happy to address any questions you may have. You may reach them at +41-44-234 4100 or, if you are calling from the United States of America, at +1-212-882 5734.
This invitation is not an offering of any securities that may be described herein.
  © UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
www.ubs.com

UBS AG P.O. Box, CH-8098 Zurich Tel. +41-44-234 11 11

Board of Directors

Tel. +41-44-236 67 69
Fax +41-44-235 82 20
sh-shareholder-services@ubs.com
18 March 2010
Annual General Meeting of UBS AG on 14 April 2010, 10:30 a.m.,
St. Jakobshalle, Brüglingerstrasse 21, Basel
Dear Shareholder,
On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of shareholders. Please find enclosed the agenda with explanations to the different items. If you plan to attend the Annual General Meeting in person or to appoint a proxy of your choice, we kindly ask you to return the admission card to the control offices of UBS AG not later than 7 April 2010. Only registered shareholders who are entered in the share register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies.
We shall, however, be glad to represent your shares at the Annual General Meeting as a corporate proxy. If this is your preference, we invite you to fill out the form of proxy with your voting instructions and return it to us.
If you appoint us as proxy without expressly indicating how you wish your votes to be cast, your shares will be voted in accordance with the proposals of the Board of Directors.
We are pleased to enclose a copy of our Review 2009, which contains key information on UBS’s strategy and financials. The detailed Annual Report, Compensation Report, Financial Reporting and the 2009 Form 20F (upon filing) can be requested using the enclosure. They are also available on the Internet at: www.ubs.com/investors.
Sincerely yours,
UBS AG

Kaspar Villiger	Luzius Cameron
Chairman	Company Secretary

UBS AG P.O. Box, CH-8098 Zurich Tel. +41-44-234 11 11

Board of Directors

Tel. +41-44-236 67 69
Fax +41-44-235 82 20
sh-shareholder-services@ubs.com
18 March 2010
Annual General Meeting of UBS AG on 14 April 2010, 10:30 a.m.,
St. Jakobshalle, Brüglingerstrasse 21, Basel
Dear Shareholder,
On behalf of our Board of Directors, we would like to advise you of the forthcoming Annual General Meeting of shareholders. As we informed you earlier, you are listed in our share register as a shareholder without voting rights. You are therefore not entitled to represent your shares at the Annual General Meeting.
For your information we are sending you the agenda of the meeting with explanations to the items together with a copy of our Review 2009, which contains key information on UBS’s strategy and financials. The detailed Annual Report, Compensation Report, Financial Reporting and the 2009 Form 20F (upon filing) can be requested using the enclosure. They are also available on the Internet at: www.ubs.com/investors.
Sincerely yours,
UBS AG

Kaspar Villiger	Luzius Cameron
Chairman	Company Secretary

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week. Internet and telephone voting is available through 11:59 PM Eastern Time on April 7, 2010. INTERNET http://www.proxyvoting.com/ubs Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. OR TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. 70781-or FOLD AND DETACH HERE If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors. Please mark your votes as indicated in X this example 1. Annual report, Group and Parent Bank 4. Adaptation of Articles of Association to new accounts for financial year 2009 FOR AGAINST ABSTAIN Swiss Intermediary-Held Securities Act FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Reports of the statutory auditors 1.1 Approval of annual report and Group Approval of amendments of Article 4 para. 5.1.6 Ann F. Godbehere 2 and Article 6 of the Articles of Association and Parent Bank accounts 1.2 Advisory vote on the compensation 5.1.7 Axel P. Lehmann 5. Elections report 2009 2. Appropriation of results 5.1 Reelection of members of the 5.1.8 Helmut Panke Board of Directors 3. Discharge of the members of the Board 5.1.1 Kaspar Villiger 5.1.9 William G. Parrett of Directors and the Group Executive Board 3.1 Discharge for the financial year 2009 5.1.2 Sally Bott 5.1.10 David Sidwell 3.2 Discharge for the financial year 2008 5.1.3 Michel Demaré 5.2 Election of a candidate for the Board of Directors 3.3 Discharge for the financial year 2007 5.1.4 Rainer-Marc Frey 5.2.1 Wolfgang Mayrhuber 5.1.5 Bruno Gehrig 5.3 Reelection of the auditors Ernst & Young Ltd., Basel 6. Creation of conditional capital Approval of Article 4a para. 4 of the Articles of Association Mark Here for Address Change or Comments SEE REVERSE Signature Signature Date NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. PRINT AUTHORIZATION (THIS BOXED AREA DOES NOT PRINT) To commence printing on this proxy card please sign, date and fax this card to: 212-269-1116 SIGNATURE: DATE: TIME:

Admission Card If you choose to attend the UBS AG Annual General Meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, on April 7, 2010. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting. You must separate this admission card before returning the proxy card in the enclosed envelope. The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm FOLD AND DETACH HERE This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Annual General Meeting of UBS AG Confidential Voting Instruction Dear participant of the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan, Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet, or by marking your choices on We would like to advise you of the upcoming Annual General Meeting of UBS AG to be held this card and then signing. dating, and mailing it in the enclosed return envelope. Your vote at St. Jakobshalle, Brüglingerstrasse 21, Basel on 14 April 2010, 10:30 a.m. Various items will remain confidential. Using this method, you authorize the Trustee to vote your shares are being proposed for approval at the meeting. The agenda and related information are as you specify on this card. To select one of these options, please direct your written request included in the enclosed package. by 7 April 2010 to: Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. of Puerto UBS AG Rico Savings Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a c/o BNY Mellon Shareowner Services participant in and a Named Fiduciary (i.e. the responsible party identified in the voting P.O. Box 3671 section of the Plan Document and Trust) under the UBS Financial Services Inc. Puerto South Hackensack, NJ 07606-9371 Rico Savings Plus Plan, you have the right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated to your Plan account as well as a portion Sincerely, of any shares for which no timely voting instructions are received from other participants. The Trust provides that the Trustee will vote the shares for which voting instructions have The Northern Trust Company not been received in the same proportion as it votes the shares for which it has received such instructions unless to do so would be inconsistent with the Trustee’s duties. Voting instructions in case of ad-hoc motions In case of ad-hoc motions during the Annual General Meeting, I/we authorize my/our proxy to act as follows: Vote in accordance with the proposal of the Board of Directors Vote against the proposal of the Board of Directors Abstain If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors. Address Change/Comments (Mark the corresponding box on the reverse side) BNY MELLON SHAREOWNER SERVICES P.O. BOX 3671 SOUTH HACKENSACK, NJ 07606-9371 (Continued and to be marked, dated and signed, on the other side) 70781-or

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week. Internet and telephone voting is available through 11:59 PM Eastern Time on April 7, 2010. INTERNET http://www.proxyvoting.com/ubs Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. OR TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. 70782 FOLD AND DETACH HERE If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors. Please mark your votes as indicated in X this example 1. Annual report, Group and Parent Bank 4. Adaptation of Articles of Association to new accounts for financial year 2009 FOR AGAINST ABSTAIN Swiss Intermediary-Held Securities Act FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Reports of the statutory auditors 1.1 Approval of annual report and Group Approval of amendments of Article 4 para. 5.1.6 Ann F. Godbehere 2 and Article 6 of the Articles of Association and Parent Bank accounts 1.2 Advisory vote on the compensation 5.1.7 Axel P. Lehmann 5. Elections report 2009 2. Appropriation of results 5.1 Reelection of members of the 5.1.8 Helmut Panke Board of Directors 3. Discharge of the members of the Board 5.1.1 Kaspar Villiger 5.1.9 William G. Parrett of Directors and the Group Executive Board 3.1 Discharge for the financial year 2009 5.1.2 Sally Bott 5.1.10 David Sidwell 3.2 Discharge for the financial year 2008 5.1.3 Michel Demaré 5.2 Election of a candidate for the Board of Directors 3.3 Discharge for the financial year 2007 5.1.4 Rainer-Marc Frey 5.2.1 Wolfgang Mayrhuber 5.1.5 Bruno Gehrig 5.3 Reelection of the auditors Ernst & Young Ltd., Basel 6. Creation of conditional capital Approval of Article 4a para. 4 of the Articles of Association IF YOU WILL ATTEND THE ANNUAL MEETING, PLEASE MARK THE APPROPRIATE BOX ON THE PROXY CARD, WILL ATTEND BUT DO NOT COMPLETE THE VOTING SECTIONS Mark Here for Address Change or Comments SEE REVERSE Signature Signature Date NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. PRINT AUTHORIZATION (THIS BOXED AREA DOES NOT PRINT) To commence printing on this proxy card please sign, date and fax this card to: 212-269-1116 SIGNATURE: DATE: TIME:

Admission Card If you choose to attend the UBS AG Annual General Meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, on April 7, 2010. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting. You must separate this admission card before returning the proxy card in the enclosed envelope. The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm Choose MLinkSMfor fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect®at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment. FOLD AND DETACH HERE Dear Shareholder, We would like to invite you to the Annual General Meeting of shareholders to be held at St. Jakobshalle, Brüglingerstrasse 21, Basel on 14 April 2010, 10:30 a.m. Various items are being proposed for approval at the meeting. The agenda and related information are included in the enclosed Invitation to the Annual General Meeting of shareholders of UBS AG. Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet or by marking your choices on this proxy card, and then signing, dating and mailing it in the enclosed return envelope. Using this method, you authorize UBS AG to vote your shares as you specify on the card. Alternatively, if you are a registered shareholder, you may attend the meeting and vote in person, or you may appoint a proxy of your choosing to vote at the meeting for you. If you choose to attend the meeting, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. Please note that only registered shareholders who are entered in the register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies. Please direct your written request by 7 April 2010 to: UBS AG c/o BNY Mellon Shareowner Services, P.O. Box 3671, South Hackensack, NJ 07606-9371 If you are a beneficial shareholder (hold your shares through a broker or other financial intermediary) you must first register your shares to be eligible for the options discussed above. Sincerely, UBS AG Voting instructions in case of ad-hoc motions In case of ad-hoc motions during the Annual General Meeting, I/we authorize my/our proxy to act as follows: Vote in accordance with the proposal of the Board of Directors Vote against the proposal of the Board of Directors Abstain If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors. Address Change/Comments (Mark the corresponding box on the reverse side) BNY MELLON SHAREOWNER SERVICES P.O. BOX 3671 SOUTH HACKENSACK, NJ 07606-9371 (Continued and to be marked, dated and signed, on the other side) 70782

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week. Internet and telephone voting is available through 11:59 PM Eastern Time on April 7, 2010. INTERNET http://www.proxyvoting.com/ubs Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. OR TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. 70781-gr FOLD AND DETACH HERE If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors. Please mark your votes as indicated in X this example 1. Annual report, Group and Parent Bank 4. Adaptation of Articles of Association to new accounts for financial year 2009 FOR AGAINST ABSTAIN Swiss Intermediary-Held Securities Act FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Reports of the statutory auditors 1.1 Approval of annual report and Group Approval of amendments of Article 4 para. 5.1.6 Ann F. Godbehere 2 and Article 6 of the Articles of Association and Parent Bank accounts 1.2 Advisory vote on the compensation 5.1.7 Axel P. Lehmann 5. Elections report 2009 2. Appropriation of results 5.1 Reelection of members of the 5.1.8 Helmut Panke Board of Directors 3. Discharge of the members of the Board 5.1.1 Kaspar Villiger 5.1.9 William G. Parrett of Directors and the Group Executive Board 3.1 Discharge for the financial year 2009 5.1.2 Sally Bott 5.1.10 David Sidwell 3.2 Discharge for the financial year 2008 5.1.3 Michel Demaré 5.2 Election of a candidate for the Board of Directors 3.3 Discharge for the financial year 2007 5.1.4 Rainer-Marc Frey 5.2.1 Wolfgang Mayrhuber 5.1.5 Bruno Gehrig 5.3 Reelection of the auditors Ernst & Young Ltd., Basel 6. Creation of conditional capital Approval of Article 4a para. 4 of the Articles of Association IF YOU WILL ATTEND THE ANNUAL MEETING, PLEASE MARK THE APPROPRIATE BOX ON THE PROXY CARD, WILL ATTEND BUT DO NOT COMPLETE THE VOTING SECTIONS Mark Here for Address Change or Comments SEE REVERSE Signature Signature Date NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. PRINT AUTHORIZATION (THIS BOXED AREA DOES NOT PRINT) To commence printing on this proxy card please sign, date and fax this card to: 212-269-1116 SIGNATURE: DATE: TIME:

Admission Card If you choose to attend the UBS AG Annual General Meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, on April 7, 2010. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting. You must separate this admission card before returning the proxy card in the enclosed envelope. The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm FOLD AND DETACH HERE This Voting Instruction Card is requested by State Street, in conjunction with the Annual General Meeting of UBS AG Confidential Voting Instruction Dear participant of the UBS Savings and Investment Plan, We would like to advise you of the upcoming Annual General Meeting of UBS AG to be held at St. Jakobshalle, Brüglingerstrasse 21, Basel on 14 April 2010, 10:30 a.m. Various items are being proposed for approval at the meeting. The agenda and related information describing the proposals are included in the enclosed package. Your vote is important. As a participant in the UBS Savings and Investment Plan, you have the opportunity to direct the Trustee how to vote shares allocated to your account under the Plan. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. If you do not direct the Trustee, the unvoted shares will be voted by the Trustee in the same proportion as those for which instructions have been received. Please direct your response via phone, Internet or mail by 7 April 2010 to: UBS AG c/o BNY Mellon Shareowner Services P.O. Box 3671 South Hackensack, NJ 07606-9371 You may attend the meeting however you may not vote your plan shares at the meeting. State Street Bank and Trust Company (State Street) is the independent fiduciary for purpose of ensuring the confidentiality of the participant voting process. Please notify State Street, in writing, if you have specific confidentiality concerns relating to exercising your right to direct the Trustee. Sincerely, State Street Address Change/Comments (Mark the corresponding box on the reverse side) BNY MELLON SHAREOWNER SERVICES P.O. BOX 3671 SOUTH HACKENSACK, NJ 07606-9371 (Continued and to be marked, dated and signed, on the other side) 70781-gr

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week. Internet and telephone voting is available through 11:59 PM Eastern Time on April 7, 2010. INTERNET http://www.proxyvoting.com/ubs Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. OR TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. 70784-bl FOLD AND DETACH HERE If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors. Please mark your votes as indicated in X this example 1. Annual report, Group and Parent Bank 4. Adaptation of Articles of Association to new accounts for financial year 2009 FOR AGAINST ABSTAIN Swiss Intermediary-Held Securities Act FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Reports of the statutory auditors 1.1 Approval of annual report and Group Approval of amendments of Article 4 para. 5.1.6 Ann F. Godbehere 2 and Article 6 of the Articles of Association and Parent Bank accounts 1.2 Advisory vote on the compensation 5.1.7 Axel P. Lehmann 5. Elections report 2009 2. Appropriation of results 5.1 Reelection of members of the 5.1.8 Helmut Panke Board of Directors 3. Discharge of the members of the Board 5.1.1 Kaspar Villiger 5.1.9 William G. Parrett of Directors and the Group Executive Board 3.1 Discharge for the financial year 2009 5.1.2 Sally Bott 5.1.10 David Sidwell 3.2 Discharge for the financial year 2008 5.1.3 Michel Demaré 5.2 Election of a candidate for the Board of Directors 3.3 Discharge for the financial year 2007 5.1.4 Rainer-Marc Frey 5.2.1 Wolfgang Mayrhuber 5.1.5 Bruno Gehrig 5.3 Reelection of the auditors Ernst & Young Ltd., Basel 6. Creation of conditional capital Approval of Article 4a para. 4 of the Articles of Association Mark Here for Address Change or Comments SEE REVERSE Signature Signature Date NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. PRINT AUTHORIZATION (THIS BOXED AREA DOES NOT PRINT) To commence printing on this proxy card please sign, date and fax this card to: 212-269-1116 SIGNATURE: DATE: TIME:

Admission Card If you choose to attend the UBS AG Annual General Meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, on April 7, 2010. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting. You must separate this admission card before returning the proxy card in the enclosed envelope. The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm FOLD AND DETACH HERE This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Annual General Meeting of UBS AG Confidential Voting Instruction Dear participant of the UBS Financial Services Inc. 401(k) Plus Plan, it votes the shares for which is has received such instructions unless to do so would be inconsistent with the Trustee’s duties. We would like to advise you of the upcoming Annual General Meeting of UBS AG to be held at St. Jakobshalle, Brüglingerstrasse 21, Basel on 14 April 2010, 10:30 a.m. Various items Your vote is important. Please vote now by proxy so that your shares are represented at the are being proposed for approval at the meeting. Please find enclosed the agenda with meeting. You can vote your shares via telephone, Internet, or by marking your choices on explanations to the different items. The agenda and related information are included in the this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote enclosed package. will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. Please direct your written request by 7 April 2010 to: Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. 401(k) Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a participant in and UBS AG a Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan c/o BNY Mellon Shareowner Services Document and Trust) under the UBS Financial Services Inc. 401(k) Plus Plan, you have the P.O. Box 3671 right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG South Hackensack, NJ 07606-9371 allocated to your Plan account as well as a portion of any shares for which no timely voting instructions are received from other participants. The Trust provides that the Trustee will vote Sincerely, the shares for which voting instructions have not been received in the same proportion as The Northern Trust Company Voting instructions in case of ad-hoc motions In case of ad-hoc motions during the Annual General Meeting, I/we authorize my/our proxy to act as follows: Vote in accordance with the proposal of the Board of Directors Vote against the proposal of the Board of Directors Abstain If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors. Address Change/Comments (Mark the corresponding box on the reverse side) BNY MELLON SHAREOWNER SERVICES P.O. BOX 3671 SOUTH HACKENSACK, NJ 07606-9371 (Continued and to be marked, dated and signed, on the other side) 70784-bl

Annual General Meeting of UBS AG on 14 April 2010
Enclosure
Request for Special Reports
Annual Report 2009
(approx. 450 pages)

☐ English	☐ German
Compensation Report 2009
(approx. 30 pages, excerpt from the Annual Report)

☐ English	☐ German
Financial Reporting 2009
(quarterly report full version, approx. 70 pages)

☐ English
2009 Form 20F
(approx. 480 pages)
containing the information in the Special Reports and additional information pursuant to the requirements of the US Securities and Exchange Commission. Available (upon filing) in:

☐ English
Further information of the reports is available in the Review 2009 (page 24) or online at www.ubs.com/investorrelations.

Please send the reports to:	Please send this questionnaire by mail to:

Name	BNY Mellon Shareowner Services

Kerri Shenkin
Address	480 Washington Boulevard

Jersey City, NJ 07310
City/State

Postal code

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
Title Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
Title Director

Date: March 17, 2010